Exhibit 99.1

Craig A. Martin Senior Director NYSE Regulation New York Stock Exchange 11 Wall Street New York, NY 10005 (212) 656-6220 craig.martin@nyse.com

September 21, 2026

VIA U.S. MAIL AND ELECTRONIC MAIL

Yandai Wang

Chief Executive Officer
SOS Limited

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street
West Coast New District, Qingdao City, Shandong Province 266400
People’s Republic of China

Dear Mr. Wang,

On behalf of the New York Stock Exchange LLC (the “Exchange” or “NYSE”), NYSE Regulation is issuing this Public Reprimand Letter to SOS Limited (the “Company”) under Section 303A.13 of the Exchange’s Listed Company Manual (the “Manual”). The Public Reprimand Letter is being issued for the Company’s failure to comply with the Exchange’s policy with respect to the issuance of material news as set forth in Sections 202.05 and 202.06 of the Manual. Section 202.05 of the Manual provides that a listed company is required to make immediate disclosure of all material information “which might reasonably be expected to materially affect the market for its securities.” Further, Section 202.06 of the Manual requires a listed company to “careful[ly] adhere . . . to the facts” when issuing material news.

On September 15, 2026, the Company’s Chief Executive Officer, Yandai Wang, submitted a signed Supplemental Listing Application (“SLAP”) to the Exchange seeking approval to list and issue 19,000,000 Class A Ordinary Shares at a price of $0.18 per share pursuant to a Securities Purchase Agreement (“SPA”) with certain non-U.S. persons. In support of its SLAP, the Company attached an executed copy of the SPA, dated September 15, 2026, which was also signed by the Company’s Chief Executive Officer, Yandai Wang, and countersigned by ten of the investors in the SPA. The Company subsequently produced Board meeting minutes showing that the Board approved the SPA on September 16, 2026.

However, the Company failed to publicly disclose the SPA until September 18, 2026 when the Company filed a Form 6-K with the U.S. Securities & Exchange Commission (discussed in more detail below). As a result, the Company violated Section 202.05 of the Manual. As noted in Section 202.05 of the Manual, the timely disclosure of material information “is one of the most important and fundamental purposes of the listing agreement which the company enters into with the Exchange.”

On September 17, 2026, the Exchange informed the Company that it violated Section 202.05 of the Manual and that the Exchange would halt trading in the Company’s shares until the material news was properly disclosed under Section 202.06 of the Manual.

On September 18, 2026, the Company filed a Form 6-K disclosing:

On September 18, 2026, SOS Limited (the “Company”) entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell an aggregate of 19,000,000 Class A Ordinary Shares of the Company, par value $0.0000001 per share (“Share”), at a price of $0.18 per Share, for an aggregate purchase price of approximately $3.42 million (the “Offering”).

The Company’s Form 6-K was false and misleading because the SPA was executed on September 15, 2026 and approved by the Board on September 16, 2026. As a result, the Company also violated Section 202.06 of the Manual.

For its violations of both Section 202.05 and Section 202.06 of the Manual, and in accordance with Section 303A.13 of the Manual, NYSE Regulation is issuing the Company this Public Reprimand Letter. Note that Section 303A.13 of the Manual also requires a separate public disclosure of this Public Reprimand Letter by the Company. The Exchange recommends that the Company consult its own legal counsel regarding any other disclosure obligations it may have in relation to receipt of this letter.

If you have questions about this letter, please do not hesitate to contact the undersigned directly. Sincerely,

Craig A. Martin

Senior Director, NYSE Regulation